SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

The Talbots, Inc.

(Name of Subject Company)

The Talbots, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

874161102

(CUSIP Number of Class of Securities)

Richard T. O’Connell, Jr.

Executive Vice President

The Talbots, Inc.

One Talbots Drive

Hingham, Massachusetts 02043

(781) 749-7600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036-2787

(212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by The Talbots, Inc., a Delaware corporation (“Talbots” or the “Company”), with the Securities and Exchange Commission (“SEC”) on June 27, 2012, relating to the tender offer by TLB Holdings LLC, a Delaware limited liability company (“Parent”), and TLB Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (the “Purchaser”), to purchase all of the outstanding shares of Talbots common stock, par value $0.01 per share, together with the associated stock purchase rights, for $2.75 per share, net to the seller in cash, without interest, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 2012, as amended, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on June 15, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 is hereby amended and supplemented by replacing the 23rd paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” beginning on page 27 of the Statement with the following:

“On or about January 10, 2012, at the direction of the Company Board in furtherance of its determination to explore other strategic and financing alternatives, representatives of Perella Weinberg began contacting 49 potential investors, consisting of 11 strategic and 38 financial buyers selected based on financial ability and current participation or potential interest in the Company or the Company’s industry sector, in a strategic alternatives review process to explore a potential sale of, or minority investment in, the Company, which ultimately resulted in the execution of non-disclosure agreements by 23 potential participants, including Sycamore. Also on or about January 10, 2012, at the direction of the Company Board, representatives of Perella Weinberg contacted representatives of Sycamore to participate in a strategic alternatives review process to explore a potential sale of, or minority investment in, the Company. From on or about January 10, 2012 to January 27, 2012, representatives of Dewey & LeBoeuf and representatives of Winston & Strawn LLP (“Winston & Strawn”) and The Law Offices of Gary M. Holihan, P.C., legal counsel to Sycamore, negotiated the terms of the Confidentiality Agreement, including the standstill provision contained therein.”

Item 4 is hereby amended and supplemented by replacing the 28th paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” beginning on page 28 of the Statement with the following:

“On February 29, 2012, the Company Board convened a meeting in person, in New York, New York, along with members of the Company’s management and representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney. During the meeting, representatives of Dewey & LeBoeuf provided an overview to the Company Board of the Company Board’s fiduciary duties to the Company’s stockholders, including the Company Board’s duties in connection with a process for the sale of control of the Company. Representatives of Perella Weinberg then reviewed with the Company Board the preliminary, non-binding indications of interest received on or about February 24, 2012, the range of such preliminary indications of interest and the financial, business and other considerations relating to the remaining participants, and discussed with the Company Board the status of and the potential next steps regarding the strategic alternatives review process. The Company Board also discussed at length the Company’s long-range plan with members of the Company’s management and representatives of Perella Weinberg, and the assumptions underlying Perella Weinberg’s financial analysis of the preliminary indications of interest with representatives of Perella Weinberg. Representatives of Perella Weinberg then reviewed with the Company Board for its consideration a list of the participants who might be invited to continue participating in the strategic alternatives review process. The Company Board determined to continue discussing the process at a meeting of the Company Board to be convened in person the next day.”

Item 4 is hereby amended and supplemented by replacing the 29th paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” beginning on page 29 of the Statement with the following:

“On March 1, 2012, the Company Board convened a meeting in person, in New York, New York, along with members of the Company’s management and representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney to further evaluate the preliminary, non-binding indications of interest that had been received and to determine whether to continue to proceed with the strategic alternatives review process. During the meeting, representatives of Dewey & LeBoeuf provided an overview to the Company Board of the Company Board’s fiduciary duties to the Company’s stockholders, including the Company Board’s duties in connection with a sales process involving the Company. The Company Board then discussed in detail each of the preliminary indications of interest, including the price per share of Company Common Stock at which such participants indicated that they would be interested in engaging in a transaction involving the Company, and the alternative transaction structures proposed by four of the participants. The key terms for such alternative transaction structures were not provided. The Company Board also discussed with representatives of Perella Weinberg and Dewey & LeBoeuf whether or not the Company should continue to consider a minority investment as an alternative in the Company’s strategic alternatives review process. After such discussions, the Company Board determined to invite Sycamore and three other parties, consisting of one strategic buyer and two financial buyers, to continue participating in the strategic alternatives review process and instructed the representatives of Perella Weinberg to proceed on that basis. The price per share of Company Common Stock at which such participants indicated that they would be interested in the acquisition of 100% of Company Common Stock ranged from $3.00 to $6.00.”

Item 4 is hereby amended and supplemented by replacing the 31st paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” beginning on page 29 of the Statement with the following:

“From March 21, 2012 through April 16, 2012, members of the Company’s management held management presentations with three of the four remaining participants in the strategic alternatives review process, including Sycamore, with the fourth participant declining to receive such presentation, indicating that such participant was no longer interested in continuing its participation in the process. During this period, two of the remaining participants indicated that they were no longer interested in continuing their participation in the process on the basis of an acquisition of 100% of the outstanding shares of Company Common Stock, but one of those participants indicated in a meeting in person between financial advisors that it may be willing to explore a pre-packaged bankruptcy involving the Company. No specific terms of such a transaction were communicated by such participant.”

Item 4 is hereby amended and supplemented by replacing the 34th paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” beginning on page 30 of the Statement with the following:

“On April 26, 2012, the Company Board convened a meeting in person, in New York, New York, along with members of the Company’s management and representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney. During the meeting, members of the Company’s management presented the Company Board with a report on the Company’s recent financial operating results and current and projected liquidity, and discussed with the Company Board the Company’s future outlook. The Company Board then reviewed with representatives of Perella Weinberg, Sycamore’s revised proposal to acquire 100% of the outstanding shares of Company Common Stock at a price of $2.65 per share in cash, the valuation and timing of such proposal, the Company’s stock performance over time and in comparison to the Company’s peers and the Company’s historical and projected financial performance as reflected in the April Reforecast Projections (defined below) provided to the Company Board by the Company’s management. Representatives of Perella Weinberg also provided the Company Board with an update on further communications with previous participants in the strategic alternatives review process regarding a potential financing transaction involving the Company, and the Company Board discussed in detail, with representatives of Perella Weinberg and Dewey & LeBoeuf, Sycamore’s structured financing proposals, which included a combination of term loans and convertible notes or warrants. Representatives of Dewey & LeBoeuf also reviewed with the Company Board the issues relating to the proposed merger agreement submitted by Sycamore in connection with its revised proposal. After further discussion, the Company Board authorized representatives of Perella Weinberg to respond to Sycamore’s revised proposal by requesting an increase in Sycamore’s proposed per share purchase price and a revised draft of the merger agreement providing for improved terms and conditions.”

Item 4 is hereby amended and supplemented by replacing the 36th paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” beginning on page 30 of the Statement with the following:

“On May 1, 2012, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney. The Company Board received from representatives of Perella Weinberg an update on the status of negotiations with Sycamore regarding Sycamore’s proposed per share purchase price. Representatives of Perella Weinberg also provided the Company Board a report on the Company’s other potential alternatives in the context of its strategic alternatives review process, including the structured financing transactions proposed by Sycamore and potential financing transactions with other previous participants in the strategic alternative review process. After further discussion, the Company Board authorized representatives of Perella Weinberg to continue negotiating for an increase in Sycamore’s proposed per share purchase price.”

Item 4 is hereby amended and supplemented by replacing the 56th paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation—Background of the Offer and Merger” beginning on page 34 of the Statement with the following:

“Later in the day on May 29, 2012, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, White & Case and Day Pitney to discuss the revised proposal received from Sycamore. Representatives of Perella Weinberg and White & Case discussed the terms of the transaction documents received from Sycamore, including the fact that Sycamore agreed to a number of terms reflected in the Company’s most recent drafts of the merger agreement, including (i) the Company Board’s ability to change its recommendation in connection with intervening events other than in connection with an alternative acquisition proposal, (ii) the amount of the termination fee payable by Parent to the Company under certain circumstances and (iii) certain other terms relating to several of the issues raised to the attention of the Company Board at previous meetings. Representatives of White & Case then reviewed with the Company Board the potential risks, notwithstanding the improved merger agreement terms addressing such issues, arising out of the terms and conditions of the most recent draft of the merger agreement, including risks associated with conditions to closing requiring the receipt of a closing letter from the PBGC without the imposition of adverse conditions, the maintenance of a specified amount of availability under the Company’s revolving credit facility, certain representations to be true and correct at the closing, subject only to de minimis exceptions, the amount of the termination fee payable by the Company under certain circumstances and the limitations on the actions required to be taken or agreed to by Sycamore in connection with obtaining the letter from the PBGC and the required non-disapproval from the OCC. Representatives from Perella Weinberg also updated the Company Board on inquiries regarding the status of negotiations with Sycamore received from financial advisors of two prior participants in the Company’s strategic alternatives review process. After discussion with representatives of Perella Weinberg and White & Case, the Company Board concluded that it was unlikely that the Company would receive a bona fide proposal from another party before the Sycamore offer expired. After further discussions regarding the potential consequences of the Company Board declining to accept Sycamore’s proposal, the Company Board authorized representatives of Perella Weinberg to continue negotiating improved terms of a merger agreement while following up on the communications received from the two prior participants, neither of whom communicated a proposal for a transaction involving the Company as a result of any further discussions.”

ITEM 7.	THE SOLICITATION OR RECOMMENDATION.

Item 7 is hereby amended and supplemented by adding the following paragraph after the last paragraph under the heading “Subject Company Negotiations” on page 56 of the Statement:

“As contemplated under the Merger Agreement, the Company has been cooperating with Sycamore in connection with the financing of the Offer and the Merger and the potential sale by Sycamore of certain assets of the Company and its subsidiaries, including certain of the assets of Talbots Classics National Bank, concurrently with, or following, the consummation of the Merger.”

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by adding the following paragraphs before the last paragraph under the heading “Litigation” on page 67 of the Statement:

“On July 2, 2012, plaintiffs in the actions consolidated on June 27, 2012 filed a Consolidated Amended Class Action Complaint (the “Consolidated Complaint”), captioned In re Talbots, Inc. Shareholders Litigation, Consol. C.A. No. 7513-CS, which generally alleges that the Individual Defendants breached their fiduciary duties and that Sycamore, Parent and Purchaser aided and abetted the purported breaches of fiduciary duties. The Consolidated Complaint includes, among others, allegations that the Individual Defendants failed to take adequate measures to ensure that the interests of the Company’s public stockholders were properly protected and failed to take steps to maximize the value of the Company to its public stockholders. The Consolidated Complaint also generally alleges that the Individual Defendants breached their fiduciary duties by failing to disclose in the Schedule 14D-9 filed on June 27, 2012 certain material information concerning events leading up to the announcement of the proposed transaction and relating to the review and analysis of the transaction by the Individual Defendants, and by the financial advisor to the Company. The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated), and the payment of plaintiff’s attorneys’ fees and costs.

On July 6, 2012, a putative stockholder class action complaint was filed in the United States District Court for the District of Delaware captioned Rina Brodt v. The Talbots, Inc., et al., Case No. 1:12-cv-00853-UNA. The complaint names as defendants the Company, the Individual Defendants, Sycamore, LLC, Parent and Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that all defendants aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants failed to take adequate measures to ensure that the interests of the Company’s public stockholders were properly protected and failed to take steps to maximize the value of the Company to its public stockholders. The complaint also generally alleges that the Individual Defendants and the Company violated Sections 14(d) and 14(e) (and the rules thereunder) of the Exchange Act by failing to disclose in the Schedule 14D-9 filed by the Company on June 27, 2012 certain material information concerning events leading up to the announcement of the proposed transaction and other information relating to the review and analysis of the transaction by the Individual Defendants and by the financial advisor to the Company. The complaint also alleges that it is brought individually against the Individual Defendants for violations of Section 20(a) the Exchange Act. The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated), and the payment of plaintiff’s attorneys’ fees and costs.”

Item 8 is hereby amended and supplemented by replacing the table and related footnotes under the heading “Certain Company Projections—January LRP Projections” on page 69 of the Statement with the following:

	Fiscal Year Ending (1)
	2011A	2012E	2013E	2014E	2015E	2016E
Net Sales	$1,141	$1,159	$1,243	$1,328	$1,426	$1,515
Consolidated Comparable Sales	(5.6%)	4.4%	6.0%	6.0%	6.0%	6.0%
Gross Margin	29.2%	33.5%	35.2%	36.7%	37.9%	39.0%
Adjusted EBITDA (non-GAAP) (2) (3)	($14)	$90	$132	$170	$193	$214
Depreciation and Amortization	(55)	(45)	(46)	(51)	(52)	(53)
Adjusted Operating (Loss) Income (non-GAAP) (3)	($68)	$45	$86	$119	$141	$160
Special Items	(30)	(3)	—	—	—	—
Interest Expense, net	(7)	(18)	(16)	(14)	(12)	(12)
Income Tax (Expense) Benefit	(2)	(3)	(3)	(5)	137	(60)
Other	(4)	—	—	—	—	—
Net (Loss) Income	($112)	$22	$67	$100	$265	$89
(Loss) Income per Diluted Share
Net (Loss) Income	($1.62)	$0.31	$0.92	$1.37	$3.64	$1.22
Ex. Special Items	($1.19)	$0.36	$0.92	$1.37	$1.06	$1.22
Free Cash Flow (non-GAAP) (4)	($109)	($3)	$30	$75	$55	$81
Unlevered Free Cash Flow (non-GAAP) (5)	($66)	$2	$15	$46	$67	$88
Supplemental Cash Flow Information:
Capital Expenditure	$44	$30	$40	$40	$40	$40
Change in Working Capital	8	(4)	(18)	(15)	(11)	(14)
Change in Other Assets & Liabilities	(17)	(34)	(23)	(24)	(24)	(15)
Other Cash Flows Adjustments	2	(1)	(2)	3	(188)	8
Store Count	517	505	516	531	543	555

(1) Fiscal years represent the twelve months ending on the Saturday closest to January 31st of the following calendar year.

(2) EBITDA is a non-GAAP financial measure defined as earnings before interest expense, taxes, depreciation and amortization. For a reconciliation of Adjusted EBITDA to net (loss) income, see the information set forth under the heading “Reconciliation of Non-GAAP to GAAP”.

(3) Excludes Special Items which include impairment of store assets, restructuring charges, merger-related costs, store re-imaging costs, executive retirement costs, costs related to the evaluation of strategic alternatives and tax settlement adjustments.

(4) Free Cash Flow is a non-GAAP financial measure calculated as net cash (used in) provided by operating activities less capital expenditures. For a reconciliation of net cash (used in) provided by operating activities to free cash flow, see the information set forth under the heading “Reconciliation of Non-GAAP to GAAP”.

(5) Unlevered Free Cash Flow is a non-GAAP financial measure calculated as earnings before interest payments after taxes (assuming a 40% tax rate) plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital, other assets and liabilities, and certain other cash flows. For a reconciliation of unlevered free cash flow to Adjusted EBITDA, see the information set forth under the heading “Reconciliation of Non-GAAP to GAAP”.

Reconciliation of Non-GAAP to GAAP

The following tables present a reconciliation of Adjusted EBITDA to net (loss) income, free cash flow to net cash (used in) provided by operating activities, and unlevered free cash flow to Adjusted EBITDA:

	Fiscal Year Ending
	2011A	2012E	2013E	2014E	2015E	2016E
Adjusted EBITDA
Net (Loss) Income	$(112)	$22	$67	$100	$265	$89
Income Tax (Expense) Benefit	(7)	(3)	(3)	(5)	137	(60)
Interest Expense, Net	(2)	(18)	(16)	(14)	(12)	(12)
Operating (Loss) Income	$(103)	$42	$86	$119	$141	$160
Plus: Restructuring Charges	16	3	—	—	—	—
Plus: Impairment of Store Assets	6	—	—	—	—	—
Plus: Merger-Related Charges	1	—	—	—	—	—
Plus: Executive Retirement (1)	8	—	—	—	—	—
Plus: Evaluation of Strategic Alternatives (2)	2	—	—	—	—	—
Plus: Change in Tax Estimate (3)	(1)	—	—	—	—	—
Plus: Store Re-image Initiative (4)	1	—	—	—	—	—
Adjusted Operating (Loss) Income	$(68)	$45	$86	$119	$141	$160
Plus: Depreciation and Amortization	55	45	46	51	52	53
Adjusted EBITDA	($14)	$90	$132	$170	$193	$214

Free Cash Flow
Net Cash (Used In) Provided By Operating Activities	$(65)	$27	$70	$115	$95	$121
Less: Capital Expenditures	(44)	(30)	(40)	(40)	(40)	(40)
Free Cash Flow	($109)	($3)	$30	$75	$55	$81

Unlevered Free Cash Flow
Adjusted EBITDA	($14)	$90	$132	$170	$193	$214
Less: Depreciation & Amortization	(55)	(45)	(46)	(51)	(52)	(53)
EBIT	$(68)	$45	$86	$119	$141	$160
Less: Taxes (Assumes 40% Tax Rate)	—	(18)	(34)	(48)	(56)	(64)
After-Tax EBIT	$(68)	$27	$52	$71	$84	$96
Plus: Depreciation & Amortization	55	45	46	51	52	53
Plus: Change in Working Capital	8	(4)	(18)	(15)	(11)	(14)
Plus: Change in Other Assets & Liabilities	(17)	(34)	(23)	(24)	(24)	(15)
Less: Capital Expenditure	(44)	(30)	(40)	(40)	(40)	(40)
Less: Other Cash Flows	2	(1)	(2)	3	6	8
Unlevered Free Cash Flow	($66)	$2	$15	$46	$67	$88

(1) In December 2011, the Company announced the planned retirement of its President and Chief Executive Officer, Trudy Sullivan. In accordance with her employment and separation agreements, her retirement entitles her to certain separation pay, special equity award vesting conditions and continued benefit coverage in certain circumstances. The amount recorded represents the Company’s best estimate of its obligation to Ms. Sullivan upon her retirement.

(2) In December 2011, the Company’s Board of Directors announced its plan to explore a full range of strategic alternatives to maximize value for Talbots stockholders. Costs incurred related to this process include certain third party legal and advisory costs.

(3) During the fourth quarter of 2011, the Company changed its estimates related to certain previously existing uncertain tax positions, based on new information. The adjusted tax, interest and penalty expense recorded represents the Company’s best estimate of potential exposure.

(4) In the second quarter of 2010, the Company began its store re-image initiative. Costs incurred related to the initiative include accelerated depreciation of leasehold improvements and other costs associated with property disposed of under the program.

Item 8 is hereby amended and supplemented by replacing the table and related footnotes under the heading “Certain Company Projections—April Reforecast Projections” on page 70 of the Statement with the following:

	Fiscal Year Ending (1)
	2011A	2012E	2013E	2014E	2015E	2016E
Net Sales	$1,141	$1,108	$1,150	$1,253	$1,344	$1,427
Consolidated Comparable Sales	(5.6%)	0.0%	3.0%	8.0%	6.0%	6.0%
Gross Margin	29.2%	30.9%	33.0%	35.3%	37.0%	38.5%
Adjusted EBITDA (non-GAAP) (2) (3)	($14)	$54	$89	$127	$167	$205
Depreciation and Amortization	(55)	(44)	(43)	(45)	(44)	(44)
Adjusted Operating (Loss) Income (non-GAAP) (3)	($68)	$10	$46	$82	$123	$162
Special Items	(30)	(4)	—	—	—	—
Interest Expense, net	(7)	(19)	(17)	(17)	(16)	(12)
Income Tax (Expense) Benefit	(2)	(2)	(3)	(5)	(3)	103
Other	(4)	—	—	—	—	—
Net (Loss) Income	($112)	($15)	$26	$59	$104	$252
(Loss) Income per Diluted Share
Net (Loss) Income	($1.62)	($0.21)	$0.35	$0.81	$1.43	$3.45
Ex. Special Items	($1.19)	($0.16)	$0.35	$0.81	$1.43	$1.23
Free Cash Flow (non-GAAP) (4)	($109)	($50)	($14)	$30	$85	$85
Unlevered Free Cash Flow (non-GAAP) (5)	($66)	($29)	($12)	$20	$54	$95
Supplemental Cash Flow Information:
Capital Expenditure	$44	$25	$30	$30	$30	$30
Change in Working Capital	8	(19)	(15)	(23)	(16)	(9)
Change in Other Assets & Liabilities	(17)	(33)	(25)	(23)	(24)	(15)
Other Cash Flows Adjustments	2	(3)	(13)	3	6	(157)
Store Count	517	505	516	531	543	555

(1) Fiscal years represent the twelve months ending on the Saturday closest to January 31st of the following calendar year.

(2) EBITDA is a non-GAAP financial measure defined as earnings before interest expense, taxes, depreciation and amortization. For a reconciliation of Adjusted EBITDA to net (loss) income, see the information set forth under the heading “Reconciliation of Non-GAAP to GAAP”.

(3) Excludes Special Items which include impairment of store assets, restructuring charges, merger-related costs, store re-imaging costs, executive retirement costs, costs related to the evaluation of strategic alternatives and tax settlement adjustments.

(4) Free Cash Flow is a non-GAAP financial measure calculated as net cash (used in) provided by operating activities less capital expenditures. For a reconciliation of net cash (used in) provided by operating activities to free cash flow, see the information set forth under the heading “Reconciliation of Non-GAAP to GAAP”.

(5) Unlevered Free Cash Flow is a non-GAAP financial measure calculated as earnings before interest payments after taxes (assuming a 40% tax rate) plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital, other assets and liabilities, and certain other cash flows. For a reconciliation of unlevered free cash flow to Adjusted EBITDA, see the information set forth under the heading “Reconciliation of Non-GAAP to GAAP”.

Reconciliation of Non-GAAP to GAAP

The following tables present a reconciliation of Adjusted EBITDA to net (loss) income, free cash flow to net cash (used in) provided by operating activities, and unlevered free cash flow to Adjusted EBITDA:

	Fiscal Year Ending
	2011A	2012E	2013E	2014E	2015E	2016E
Adjusted EBITDA
Net (Loss) Income	$(112)	$(15)	$26	$59	$104	$252
Income Tax (Expense) Benefit	(2)	(2)	(3)	(5)	(3)	103
Interest Expense, Net	(7)	(19)	(17)	(17)	(16)	(12)
Operating (Loss) Income	$(103)	$6	$46	$82	$123	$162
Plus: Restructuring Charges	16	4	—	—	—	—
Plus: Impairment of Store Assets	6	—	—	—	—	—
Plus: Merger-Related Charges	1	—	—	—	—	—
Plus: Executive Retirement (1)	8	—	—	—	—	—
Plus: Evaluation of Strategic Alternatives (2)	2	—	—	—	—	—
Plus: Change in Tax Estimate (3)	(1)	—	—	—	—	—
Plus: Store Re-image Initiative (4)	1	—	—	—	—	—
Adjusted Operating (Loss) Income	$(68)	$10	$46	$82	$123	$162
Plus: Depreciation and Amortization	55	44	43	45	44	44
Adjusted EBITDA	($14)	$54	$89	$127	$167	$205

Free Cash Flow
Net Cash (Used In) Provided By Operating Activities	($65)	($25)	$16	$60	$115	$115
Less: Capital Expenditures	(44)	(25)	(30)	(30)	(30)	(30)
Free Cash Flow	($109)	($50)	($14)	$30	$85	$85

Unlevered Free Cash Flow
Adjusted EBITDA	($14)	$54	$89	$127	$167	$205
Less: Depreciation & Amortization	(55)	(44)	(43)	(45)	(44)	(44)
EBIT	$(68)	$10	$46	$82	$123	$162
Less: Taxes (Assumes 40% Tax Rate)	—	(4)	(18)	(33)	(49)	(65)
After-Tax EBIT	$(68)	$6	$28	$49	$74	$97
Plus: Depreciation & Amortization	55	44	43	45	44	44
Plus: Change in Working Capital	8	(19)	(15)	(23)	(16)	(9)
Plus: Change in Other Assets & Liabilities	(17)	(33)	(25)	(23)	(24)	(15)
Less: Capital Expenditure	(44)	(25)	(30)	(30)	(30)	(30)
Less: Other Cash Flows	2	(3)	(13)	3	6	8
Unlevered Free Cash Flow	($66)	($29)	($12)	$20	$54	$95

(1) In December 2011, the Company announced the planned retirement of its President and Chief Executive Officer, Trudy Sullivan. In accordance with her employment and separation agreements, her retirement entitles her to certain separation pay, special equity award vesting conditions and continued benefit coverage in certain circumstances. The amount recorded represents the Company’s best estimate of its obligation to Ms. Sullivan upon her retirement.

(2) In December 2011, the Company’s Board of Directors announced its plan to explore a full range of strategic alternatives to maximize value for Talbots stockholders. Costs incurred related to this process include certain third party legal and advisory costs.

(3) During the fourth quarter of 2011, the Company changed its estimates related to certain previously existing uncertain tax positions, based on new information. The adjusted tax, interest and penalty expense recorded represents the Company’s best estimate of potential exposure.

(4) In the second quarter of 2010, the Company began its store re-image initiative. Costs incurred related to the initiative include accelerated depreciation of leasehold improvements and other costs associated with property disposed of under the program.

ITEM 9.	EXHIBITS.

Item 9 of the Statement is hereby amended and supplemented by inserting the following exhibits thereto:

Exhibit No.	Description

(a)(21)	Consolidated Amended Class Action Complaint dated July 2, 2012 (In re Talbots, Inc. Shareholders Litigation) (incorporated by reference to Exhibit (a)(5)(xi) to the Schedule TO).

(a)(22)	Class Action Complaint dated July 6, 2012 (Rina Brodt v. The Talbots, Inc., et al.) (incorporated by reference to Exhibit (a)(5)(xii) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

THE TALBOTS, INC. a Delaware corporation

By:	/s/ Richard T. O’Connell, Jr.
Name:	Richard T. O’Connell, Jr.
Title:	Executive Vice President

Dated: July 13, 2012